April 30, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Withdrawal
Nuveen Investment Trust V
Registration on Form N-1A
Post-Effective Amendment Nos. 4, 5 and 6
(Registration Statement File No. 333-138592)

Ladies and Gentlemen:

On behalf of the Nuveen Preferred Securities Fund (the “Fund”), a series of Nuveen Investment Trust V (the “Registrant”), the Registrant hereby requests the withdrawal of the above-mentioned Registration Statements pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statements were originally filed with the Securities and Exchange Commission on February 27, 2009, April 27, 2009 and April 29, 2009, respectively. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statements.

Sincerely,

NUVEEN INVESTMENT TRUST V

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy Vice President and Secretary